OptimizeRx Corporation

400 Water Street, Suite 200

Rochester, MI 48307

September 8, 2015

Via EDGAR

United States Securities and Exchange Commission

100 F Street, N.E. Mailstop 3561

Washington D.C., 20549-7010

Attention: Kathleen Collins

Re:	OptimizeRx Corporation

Form 10-K for the Fiscal Year Ended December 31, 2014

Filed March 31, 2015

File No. 000-53605

Dear Ms. Collins:

I write on behalf of OptimizeRx Corporation, (the “Company”) in response to Staff’s letter (the “Comment Letter”) of September 2, 2015, by Kathleen Collins, Accounting Branch Chief, of the United States Securities and Exchange Commission (the “Commission”) regarding the above-referenced Form 10-K filed by the Company on March 31, 2015.

Paragraph numbering used for each response corresponds to the numbering used in the Comment Letter.

Item 8. Financial Statements and Supplementary Data

Reports of Independent Registered Public Accounting Firms, pages F-1 and F-2

1. The report of Silberstein Ungar, PLLC states that they did not audit the adjustments for the correction of errors in the fiscal 2013 financial statements as those adjustments were audited by the successor auditor, KLJ & Associates, LLP. However, KLJ & Associates does not appear to have opined on the adjustments to the 2013 financial statements in their opinion dated March 30, 2015. Please amend the Form 10-K to include a revised report from KLJ & Associates that clearly states that they audited, and are taking responsibility for, the adjustments to the December 31, 2013 financial statements. We refer you to the guidance in Q5 of Adjustments to Prior-Period Financial Statements Audited by a Predecessor Auditor as issued by the PCOAB on June 9, 2006. Also, tell us how KLJ & Associates considered Q4 of the same guidance in determining that a reaudit of the 2013 financial statements was not necessary. We refer you also to AU Sections 315, 508 and 9508 for additional guidance.

In response to this comment, the Company has enclosed a new audit report from KLJ & Associates, LLP. Having reviewed Q4 of Adjustments to Prior-Period Financial Statements Audited by a Predecessor Auditor issued by the PCOAB on June 9, 2006, KLJ has informed the Company that a reaudit of the 2013 financial statements was not necessary.

The restatement relates to deferred revenue and revenue share payments. Three contracts that were billed in advance around June 2013 were incorrectly recognized as revenue at the time when a portion should have been deferred and recognized in 2014. The error was discovered by me, the new CFO, as part of the preparation for fieldwork relating to the 2014 audit. KLJ requested that the Company prepare a complete reconciliation schedule of deferred revenue as wells as revenue share payables. KLJ noted no other adjustments. KLJ performed audit procedures relating to the restatement adjustment and the deferred revenue and revenue share payable incorrectly recognized in 2013 was recognized in 2014 when earned and was tested as part of the revenue testing performed as part of the 2014 audit.

The next restatement items related to stock compensation. The issue related to a consulting contact that had been cancelled by the Company in June 2014. The contract called for quarterly compensation paid in the Company’s common stock. The stock expense should have been recognized in the applicable quarters instead of all at once in the June 30, 2014 financials. This appeared to be isolated to the one contract since no other adjustments were noted when stock issue agreements were reviewed by KLJ as part of the audit.

The Company intends to file an amendment to its Form 10-K for the year ended December 31, 2014 upon resolution of the Comment Letter.

2. Once the issues identified in comment 1 have been resolved please file a post-effective amendment to your registration statement on Form S-1 (file number 333-203820) containing the revised report from KLJ & Associates.

In response to this comment, the Company intends to comply with the Staff’s request and file a Post-Effective Amendment to its Registration Statement on Form S-1 (File Number 333-203820) containing the revised report from KLJ & Associates, LLP upon resolution of the Comment Letter.

In responding to the Comment Letter, the Company acknowledges that:

●	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Douglas Baker

Douglas Baker

Enclosure

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and

Stockholders of OptimizeRx Corporation

We have audited the accompanying consolidated balance sheet of OptimizeRx Corporation as of December 31, 2014 and the related consolidated statements of operations, stockholders’ equity, and cash flows for the year then ended. OptimizeRx Corporation’s management is responsible for these consolidated financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of OptimizeRx Corporation as of December 31, 2014, the results of their operations, and their cash flows, for the year ended December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

We also audited the adjustments described in Note 17 that were applied to restate the 2013 financial statements to correct an error. In our opinion, such adjustments are appropriate and have been properly applied. We were not engage to audit, review or apply any procedures to the 2013 financial statements of the Company other than with respect to the adjustments and, accordingly, we do not express an opinion or any other form of assurance on the 2013 financial statements taken as a whole.

/s/ KLJ & Associates, LLP

KLJ & Associates, LLP
St. Louis Park, MN
March 30, 2015